CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Silvermex Resources Inc.

RE:	FIRST MAJESTIC SILVER CORP.

Dear Sirs/Mesdames:

I, Leonel Lopez, C.P.G., am a professional geologist and Principal Geologist for Pincock Allen & Holt, Inc., of 165 S. Union Boulevard, Suite 950, Lakewood, Colorado, USA, and I am the author and Qualified Person responsible for the preparation of the technical report (the “Technical Report”) entitled “NI 43-101 Technical Report for the Del Toro Silver Mine, Zacatecas State, México”, dated May 18, 2012, prepared for First Majestic Silver Corp.

Pursuant to Section 8.3 of National Instrument 43-101 - Standards of Disclosure for Mineral Projects, I do hereby consent to:

           (a)         the public filing of the Technical Report with all applicable securities regulatory authorities and to extracts from, or a summary of, the Technical Report in the management information circular (the “Circular”) of Silvermex Resources Inc. dated May 22, 2012; and

           (b)         to the use of my name “Leonel Lopez” in the Circular.

I certify that I have read the Circular and that the disclosure in the Circular fairly and accurately represents the information contained in the Technical Report that supports such disclosure and I have no reason to believe that there are any misrepresentations contained in the Circular which are derived from the Technical Report or which I am otherwise aware.

Dated this 24th day of May, 2012

/s/ Leonel López
Signature of Qualified Person

Leonel López, C.P.G.
Print name of Qualified Person